UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41693

Zapp Electric Vehicles Group Limited

c/o Zapp Electric Vehicles (Sales) Limited

Building 149 The Command Works

Bicester Heritage

Old Skimmingdish Lane

Bicester

Oxfordshire OX27 8FZ

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

On June 25, 2025, Zapp Electric Vehicles Group Limited issued a press release announcing certain financial and other results for the six months ended March 31, 2025. The Unaudited Condensed Consolidated Interim Financial Statements and Management Discussion and Analysis of the same, along with a copy of the press release are furnished as Exhibits 99.1, 99.2 and 99.3 to this Report on Form 6-K and are incorporated by reference herein.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into Zapp Electric Vehicles Group Limited’s registration statements (i) on Form S-8 (File Number: 333-285730) and (ii) on Form F-3 (File Number: 333-285544), each as filed with the U.S. Securities and Exchange Commission and made a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Unaudited Condensed Consolidated Interim Financial Statements for the six months ended March 31, 2025.
99.2	Zapp’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended March 31, 2025.
99.3	Press release issued by Zapp Electric Vehicles Group Limited, dated June 25, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZAPP ELECTRIC VEHICLES GROUP LIMITED

Date: June 25, 2025	By:	/s/ Jeremy North
	Name:	Jeremy North
	Title:	President